

Towngas

The Hong Kong and China Gas Company Limited



10016109

26 July 2010

Our ref: CS/L/10-05

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 28 May 2010 in respect of the poll results of the Company's Annual General Meeting held on 28 May 2010;

2. A copy of an announcement dated 15 July 2010 in respect of "Application for Whitewash Waiver".

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

8/10

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

ANNUAL GENERAL MEETING – 28TH MAY 2010
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 28th May 2010 (the "AGM") as follows:

ORDINARY RESOLUTIONS		NO. OF VOTES (%)	
		FOR	**AGAINST**
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2009 and the reports of the Directors and Auditors thereon	3,960,483,162 (99.999442%)	22,100 (0.000558%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	4,103,314,686 (99.996146%)	158,148 (0.003854%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Mr. Leung Hay Man as Director	3,705,163,249 (90.608681%)	384,029,112 (9.391319%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Mr. Lee Ka Kit as Director	3,666,103,348 (89.647329%)	423,369,692 (10.352671%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(III).	To re-elect Mr. James Kwan Yuk Choi as Director	4,077,205,922 (99.408093%)	24,276,969 (0.591907%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

ORDINARY RESOLUTIONS		NO. OF VOTES (%)	
		FOR	AGAINST
3(IV).	To re-elect Professor Poon Chung Kwong as Director	4,096,944,483 (99.922354%)	3,183,588 (0.077646%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	4,087,500,754 (99.621037%)	15,549,027 (0.378963%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To approve each Director's fee, the additional fee for the Chairman and the fee for each member of the Audit Committee	4,097,713,779 (99.899141%)	4,137,097 (0.100859%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(I).	To approve the issue of Bonus Shares	4,102,657,716 (99.954580%)	1,864,262 (0.045420%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares	4,092,161,374 (99.738989%)	10,708,933 (0.261011%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares	3,558,548,360 (86.710535%)	545,391,689 (13.289465%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

<table>
<tr><th colspan="2" rowspan="2">ORDINARY RESOLUTIONS</th><th colspan="2">NO. OF VOTES (%)</th></tr>
<tr><th>FOR</th><th>AGAINST</th></tr>
<tr><td rowspan="2">6(IV).</td><td>To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 6(II)</td><td>3,552,842,151
(86.581210%)</td><td>550,637,287
(13.418790%)</td></tr>
<tr><td colspan="3">As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.</td></tr>
</table>

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 28th May 2010

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 6,529,383,584 shares. None of these 6,529,383,584 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as the scrutineer for the AGM.
3. No party has stated its intention in the shareholders' circular of the Company dated 26th April 2010 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong

Executive Directors: Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi


Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934


港華燃氣有限公司
Towngas China Company Limited

(incorporated in the Cayman Islands with limited liability)
(Stock code: 1083)

FURTHER ANNOUNCEMENT REGARDING
DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE TARGET COMPANY
AND
ASSIGNMENT OF THE SHAREHOLDER LOANS


煤氣
Towngas

The Hong Kong and China Gas Company Limited

(incorporated in Hong Kong with limited liability)
(Stock code: 3)

APPLICATION FOR WHITEWASH WAIVER

TCC and HK&CG(China) have agreed to vary certain terms of the Agreement. TCC and HK&CG(China) have agreed to adopt the Proposed Arrangements, pursuant to which Completion took place on 15 July 2010 notwithstanding that part of the Reorganisation involving the disposal of the Excluded Business have not been completed. The disposal or transfer out of the Excluded Business has become a post-completion obligation, and Holding Co 1 shall during the Relevant Period hold all interests in the Excluded Business on behalf of HK&CG(China).

Reference is made to the joint announcements of TCC and HKCG both dated 17 March 2010 and TCC's circular to its shareholders dated 7 April 2010 (**Circular**), in relation to the acquisition of the entire issued share capital of the Target Company, the assignment of the Shareholder Loans and the application for Whitewash Waiver. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The Supplemental Agreement and the Deed

Pursuant to the Agreement entered into between HK&CG(China) and TCC on 17 March 2010, Completion was conditional upon the satisfaction of the Conditions. This included, but not limited to, the completion of the Reorganisation, which entails, inter alias, Holding Co 1 transferring the Excluded Business (being a 10% interest in a PRC joint venture company in the business of mid-stream natural gas project (**JV Co**)) to another wholly-owned subsidiary of HK&CG(China) (**HK&CG(China) Subsidiary**) prior to Completion (the **Transfer**). Save for the completion of the Transfer being part of the Reorganisation (the **Remaining Condition**), the other Conditions had been fulfilled.

As the Transfer involves obtaining approvals from the relevant PRC government authorities and various filing and registration procedures, as well as consent of various joint venture parties of JV Co, it was expected that it may take considerable time before the Transfer can be completed.

Accordingly, following negotiations between HK&CG(China) and TCC, by a supplemental agreement entered into between them on 15 July 2010 (the **Supplemental Agreement**), the terms of the Agreement were varied such that :-

(a) the Remaining Condition becomes a post-Completion obligation such that when the necessary consents and approvals in respect of the disposal and transfer out of the Excluded Business have been obtained from other joint venture parties and the relevant PRC government authorities, HK&CG(China) shall at its own costs and expenses take all necessary steps to procure the completion of the Transfer;

(b) Holding Co 1 shall during the period as from Completion and for so long as Holding Co 1 is holding the interests in JV Co (being the Excluded Business) until such time when the Transfer is completed (the **Relevant Period**) hold all interests in the Excluded Business on behalf of HK&CG(China) Subsidiary pursuant to the arrangements as set out in a deed (the **Deed**) to be executed by Holding Co 1, HK&CG(China) Subsidiary and HK&CG(China) upon Completion (the **Proposed Arrangements**); and

(c) HK&CG(China) undertakes to indemnify TCC (for itself and as trustee for the Target Group) of any loss, taxation, liabilities, obligations, costs and expenses which TCC and/or Holding Co 1 may incur or suffer as a result of the implementation of the Proposed Arrangements as detailed below (the **HKCG Indemnity**).

Pursuant to the Deed, Holding Co 1 will be holding all interests in the JV Co on behalf of HK&CG(China) Subsidiary during the Relevant Period as follows:

(a) Holding Co 1 shall from time to time pay to HK&CG(China) Subsidiary all interests and benefits of and derived from the Excluded Business (including all dividends and other distributions received by it from the Excluded Business) during the Relevant Period and otherwise deal with such interests, benefits, dividends and other distributions in such manner as HK&CG(China) Subsidiary may direct;

(b) Holding Co 1 shall exercise all voting rights and other powers of control attached to all its interest in JV Co in accordance with the directions of HK&CG(China) Subsidiary from time to time; and

(c) Holding Co 1 shall hold, retain and deal with the Excluded Business in such manner as HK&CG(China) Subsidiary may from time to time direct.

Pursuant to the Deed, HK&CG(China) Subsidiary shall indemnify Holding Co 1 against, and be responsible and liable for, all debts, liabilities, taxes, obligations, costs and expenses imposed upon Holding Co 1 as the holder of all its interests in JV Co, and shall also indemnify Holding Co 1 against all actions, claims and proceedings which may be brought or threatened to be brought against it as the holder of interests in JV Co and/or as a result of or in connection with the performance by it of any of its obligations and roles under the Deed.

HK&CG(China) will under the Deed guarantee to Holding Co 1 the due and punctual performance and discharge by HK&CG(China) Subsidiary of all its obligations under the Deed.

No material variation of the Agreement

TCC and HK&CG(China) consider that the Proposed Arrangements do not constitute material variation to the terms of the Agreement and the transactions contemplated under the Agreement TCC further considers that the Proposed Arrangements are within the scope of the relevant resolutions passed by the independent shareholders of TCC on 29 April 2010. The main reason is that the implementation of the Proposed

Arrangements will place the parties in substantially the same post-completion position as if the Remaining Condition had been completed pursuant to the terms of the Agreement. CIMB Securities (HK) Limited, the independent financial adviser to the independent board committee of TCC concurs with this view and confirms that the Proposed Arrangements will not affect its opinion and recommendations as set out in the Circular. The independent board committee of TCC (formed for the purpose of considering the transactions contemplated under the Agreement) has confirmed that the Proposed Arrangements do not constitute material variation to the transactions contemplated under the Agreement.

No Listing Rules Implication

Since the Proposed Arrangements do not involve an acquisition or disposal of assets and, other than the HKCG Indemnity, do not involve any of the matters set out in Rule 14.04(1) or 14A.10(13)(b)-(k), the Proposed Arrangements (including the Supplemental Agreement and the Deed) will not be regarded as a "transaction" as defined in Chapters 14 and 14A. Hence, the Transfer (to be subsequently effected as and when the outstanding procedures are completed) will not be a "transaction" under Chapter 14 or 14A of the Listing Rules. The HKCG Indemnity constitutes an exempt connected transaction for TCC under Rule14A.65(4) because no security over the assets of TCC will be granted in respect of such indemnity.

By Order of the Board
Towngas China Company Limited
John HO Hon Ming
Executive Director and Company Secretary

By Order of the Board
The Hong Kong and China Gas Company Limited
Alfred CHAN Wing Kin
Managing Director

Hong Kong, 15 July 2010

At the date of this announcement, the boards of directors of TCC and HKCG, respectively comprise:

Towngas China Company Limited

Executive Directors:
Mr. Alfred CHAN Wing Kin *(Chairman)*
Mr. Peter WONG Wai Yee *(Chief Executive Officer)*
Mr. James KWAN Yuk Choi
Mr. John HO Hon Ming
Ms. Margaret LAW Wai Fun
Mr. OU Yaping
Mr. Francis TANG Yui Man
(alternate director to Mr. OU Yaping)

Independent Non-executive Directors:
Dr. CHOW Yei Ching
Dr. Moses CHENG Mo Chi
Mr. Brian David LI Man Bun

The Hong Kong and China Gas Company Limited

Non-executive Directors:
Dr. The Hon. LEE Shau Kee (*Chairman*)
Mr. Colin LAM Ko Yin
Mr. LEE Ka Kit
Mr. LEE Ka Shing

Independent Non-executive Directors:
Mr. LEUNG Hay Man
Dr. The Hon. David LI Kwok Po
Professor POON Chung Kwong

Executive Directors:
Mr. Alfred CHAN Wing Kin (*Managing Director*)
Mr. James KWAN Yuk Choi

The directors of TCC jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of HKCG, HK&CG(China) and persons acting in concert with it and the Target Group and opinions expressed by HKCG or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by HKCG or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HK&CG(China), HKCG and the Target Group) not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of TCC and opinions expressed by TCC or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by TCC or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to TCC) not contained in this announcement the omission of which would make any statements in this announcement misleading.